SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 1 May, 2007


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------









press release

May 1, 2007

                       BP APPOINTS TONY HAYWARD AS CHIEF
                      EXECUTIVE AS LORD BROWNE STEPS DOWN

Following a decision taken today by Lord Browne to step down as the company's chief executive officer, the Board of BP p.l.c. has appointed his designated successor, Dr Tony Hayward, as new CEO with immediate effect.

Lord Browne tendered his resignation after the lifting by the UK courts of a legal injunction preventing a newspaper group from publishing details of his private life.

Lord Browne said: "In my 41 years with BP I have kept my private life separate from my business life. I have always regarded my sexuality as a personal matter, to be kept private. It is a matter of deep disappointment that a newspaper group has now decided that allegations about my personal life should be made public.

"Concerning the court documents disclosed today, I wish to acknowledge that I did have a four-year relationship with Jeff Chevalier who has now chosen to tell his story to Associated Newspapers, publishers of The Daily Mail, Mail on Sunday and Evening Standard.

"These allegations are full of misleading and erroneous claims. In particular, I deny categorically any allegations of improper conduct relating to BP."

BP chairman Peter Sutherland said that Lord Browne had informed the company of allegations relating to the limited use by Jeff Chevalier of BP computer and staff resources.

Mr Sutherland said: "At John's explicit request, the Board instigated a review of the evidence. That review concluded that the allegations of misuse of company assets and resources were unfounded or insubstantive.

"John has made it clear to the BP Board that he has decided to step down with immediate effect because he does not want this public focus on his private life to detract from the paramount task of running the BP group.

"The Board of BP has accepted John's resignation with the deepest regret. For a chief executive who has made such an enormous contribution to this great company, it is a tragedy that he should be compelled by his sense of honour to resign in these painful circumstances."

Note to editors:

   - The company said that as a result of Lord Browne's decision to resign he would lose his agreed entitlement to a year's notice including a bonus of up to 1.3 times his annual salary, worth in total over GBP3.5 million. He would also forego inclusion in the long-term performance share plan for 2007-2009 with a maximum potential value of some GBP12 million.

   - Below is the full personal statement issued by Lord Browne today.


Personal statement by Lord Browne of Madingley

"For the past 41 years of my career at BP I have kept my private life separate from my business life. I have always regarded my sexuality as a personal matter, to be kept private.

"It is a matter of personal disappointment that a newspaper group has now decided that allegations about my personal life should be made public.

"Legal documents have been disclosed today containing allegations about me and my personal life. I wish to acknowledge that I did formerly have a four-year relationship with Jeff Chevalier. He has made these allegations about me and our relationship to Associated Newspapers, publishers of The Daily Mail, Mail on Sunday and Evening Standard.

"The allegations are full of misleading and erroneous claims. I deny categorically any allegations of improper conduct relating to BP. The company has confirmed today that it has found no such wrongdoing.

"My initial witness statements, however, contained an untruthful account about how I first met Jeff. This account, prompted by my embarrassment and shock at the revelations, is a matter of deep regret. It was retracted and corrected. I have apologised unreservedly, and do so again today.

"These allegations will result inevitably in considerable media attention for both myself and BP. What matters to me is BP, what we have achieved during my tenure and the bright future ahead.

"I have therefore informed the Board of BP that I intend to stand down as group chief executive with immediate effect, rather than retiring at the end of July. This is a voluntary step which I am making to avoid unnecessary embarrassment and distraction to the company at this important time.

"I have spent my entire working life with BP, and want to thank everyone for their dedication, loyalty, support and hard work in creating one of the world's finest companies.

"I shall not be commenting on my personal issues further. I wish to pursue my personal life in private."

                                    - ENDS -




                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 1 May, 2007                                /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary